SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: August 3, 2011

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD SECOND QUARTER 2011 RESULTS;
SECOND QUARTER REVENUES INCREASE 16%
YEAR-OVER-YEAR TO $17.3 MILLION

Yokneam, Israel, August 3, 2011 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights:

•	Second quarter revenues increased 16% year-over-year and 31% sequentially, reaching $17.3 million
•	Gross margin reached 77.9% on a GAAP basis and 80.0% on a non-GAAP basis
•	Net income was $4.8 million on a GAAP basis, 28% of revenues
•	Net income was $9.4 million on a non-GAAP basis, 54% of revenues
•	Operating cash flow of $9.2 million
•	End of quarter net cash was $121.0 million

Second Quarter 2011 Results:

Total revenues in the second quarter of 2011 were $17.3 million, an increase of 16% compared to $14.9 million in the second quarter of 2010, and an increase of 31% compared to $13.2 million in the first quarter of 2011.

Net income, on a GAAPbasis, for the second quarter of 2011 was $4.8 million, or $0.17 per share (diluted), compared to net income of $2.2 million, or $0.09 per share (diluted), in the second quarter of 2010, and net income of $1.5 million, or $0.05 per share (diluted), in the first quarter of 2011.

Net income, on a non-GAAP basis, for the second quarter of 2011 was $9.4 million, or $0.33 per share (diluted), compared to non-GAAP net income of $7.1 million, or $0.26 per share (diluted), in the second quarter of 2010, and non-GAAP net income of $5.4 million, or $0.19 per share (diluted), in the first quarter of 2011.

Cash, cash equivalents and marketable securities as of June 30, 2011, totaled $121.0 million, compared to $108.5 million as of March 31, 2011. Cash generated from operations during the second quarter was $9.2 million, cash used in investing activities was $0.1 million and cash provided by financing activities (resulting from the exercise of options) was $3.4 million.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Six Months 2011 Results

Total revenues for the six months ended June 30, 2011 were $30.5 million, a year-over-year increase of 7% compared to $28.5 million for the six months ended June 30, 2010. Net income on a GAAP basis for the six months ended June 30, 2011 was $6.2 million, or $0.22 per share (diluted), compared to net income of $5.1 million, or $0.20 per share (diluted), for the six months ended June 30, 2010. Net income on a non-GAAP basis for the six months ended June 30, 2011 was $14.8 million or $0.52 per share (diluted), compared with non-GAAP net income of $13.1 million, or $0.50 per share (diluted), for the six months ended June 30, 2010.

Eli Fruchter, CEO of EZchip commented, “The second quarter of 2011 continues our growth trend and was another record quarter for EZchip in all our financial parameters, including achieving an outstanding 54% non-GAAP net income margin.  NP-4 is making good progress and we are very comfortable it will move to production during the fourth quarter.

According to the Carrier Ethernet Equipment Analysis report recently published by Infonetics, Service Providers investment in Carrier Ethernet continues to outpace overall telecom capex, with CESR and Transport, EZchip’s target markets, expected to grow to over 70% of the total Carrier Ethernet Equipment market by 2015.  The result for us is that the market for our high speed NPUs is growing much faster than previously anticipated in its prior report.

During the second quarter we also continued to make good progress with our other products that are under development, including the NP-5 and the new product in Kiryat Gat that are expected to become our growth generators when the NP-4 reaches peak revenues in several years.”

Conference Call

The Company will be hosting a conference call later today, August 3, 2011, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at:  http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you intend to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets and taxes benefit (taxes on income).  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010

Revenues	$17,306	$13,179	$14,897	$30,485	$28,485
Cost of revenues	3,535	2,979	3,669	6,514	7,374
Amortization of purchased technology	298	299	495	597	991
Gross profit	13,473	9,901	10,733	23,374	20,120

Operating expenses:
Research and development, net	3,892	4,399	3,631	8,291	6,911
Selling, general and administrative	3,062	2,944	2,373	6,006	4,733
Total operating expenses	6,954	7,343	6,004	14,297	11,644

Operating income	6,519	2,558	4,729	9,077	8,476

Financial income, net	369	326	258	695	519
Income before taxes	6,888	2,884	4,987	9,772	8,995

Taxes on income	2,116	1,411	2,739	3,527	3,879

Net income	$4,772	$1,473	$2,248	$6,245	$5,116

Net income per share:
Basic	$0.18	$0.06	$0.09	$0.24	$0.21
Diluted	$0.17	$0.05	$0.09	$0.22	$0.20
Weighted average shares used in per share calculation:
Basic	26,600,650	26,199,053	25,093,667	26,400,961	24,907,671
Diluted	27,911,054	27,495,138	26,193,255	27,798,963	25,850,926

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010

GAAP gross profit	$13,473	$9,901	$10,733	$23,374	$20,120
Stock-based compensation	73	140	59	213	111
Amortization of purchased technology	298	299	495	597	991

Non-GAAP gross profit	$13,844	$10,340	$11,287	$24,184	$21,222

GAAP gross profit as percentage of revenues	77.9%	75.1%	72.0%	76.7%	70.6%
Non-GAAP gross profit as percentage of revenues	80.0%	78.5%	75.8%	79.3%	74.5%

GAAP operating expenses	$6,954	$7,343	$6,004	$14,297	$11,644
Stock-based compensation:
Research and development	(1,119)	(1,126)	(737)	(2,245)	(1,405)
Selling, general and administrative	(908)	(830)	(617)	(1,738)	(1,193)
Amortization of purchased intangible assets
Selling, general and administrative	(95)	(95)	(193)	(190)	(386)
Non-GAAP operating expenses	$4,832	$5,292	$4,457	$10,124	$8,660

GAAP operating income	$6,519	$2,558	$4,729	$9,077	$8,476
Non-GAAP operating income	$9,012	$5,048	$6,830	$14,060	$12,562

GAAP net income	$4,772	$1,473	$2,248	$6,245	$5,116
Stock-based compensation	2,100	2,096	1,413	4,196	2,709
Amortization of purchased intangible assets	393	394	688	787	1,377
Taxes on income*	2,116	1,411	2,739	3,527	3,879
Non-GAAP net income	$9,381	$5,374	$7,088	$14,755	$13,081

Non-GAAP net income per share - Diluted	$0.33	$0.19	$0.26	$0.52	$0.50
Non-GAAP weighted average shares - Diluted**	28,455,818	28,003,376	26,816,945	28,297,526	26,403,831

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740.  Once the Company completes the utilization of the deferred tax asset, the Company expects to be exempt from Israeli companies taxes for a period of ten years due to benefits provided to the Company pursuant to the Company's Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$121,030	$101,310
Trade receivables, net	6,735	8,988
Other receivables	3,586	1,178
Inventories	5,960	4,522
Deferred tax assets, net	--	3,443
Total current assets	137,311	119,441

NON CURRENT ASSETS:
Severance pay fund	5,722	5,209
Long term investment and others	352	335
Total non current assets	6,074	5,544

PROPERTY AND EQUIPMENT, NET	473	419

Goodwill	96,276	96,276
Intangible assets, net	395	1,181

TOTAL ASSETS	$240,529	$222,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,156	$1,289
Other payables and accrued expenses	6,813	6,569
Total current liabilities	7,969	7,858

LONG TERM LIABILITIES:
Accrued severance pay	6,659	5,974

SHAREHOLDERS’ EQUITY:
Share capital	153	149
Additional paid-in capital	282,374	271,959
Accumulated other comprehensive income	748	540
Accumulated deficit	(57,374)	(63,619)
Total shareholders’ equity	225,901	209,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$240,529	$222,861

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010

Cash flows from operating activities:

Net income	$4,772	$1,473	$2,248	$6,245	$5,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	452	450	738	902	1,479
Decrease (increase) in trade and other receivables, net	(929)	1,295	14	366	5,009
Increase in inventory	(12)	(1,426)	(835)	(1,438)	(1,154)
Decrease in deferred tax asset	2,110	1,403	2,739	3,513	3,848
Increase (decrease) in trade payables and other accrued liabilities, net	674	(385)	1,330	289	(3,872)
Stock-based compensation	2,100	2,096	1,413	4,196	2,709

Net cash provided by operating activities	9,167	4,906	7,647	14,073	13,135

Cash flows from investing activities:

Purchase of property and equipment	(51)	(125)	(46)	(176)	(265)

Net cash used in investing activities	(51)	(125)	(46)	(176)	(265)

Cash flows from financing activities:

Proceeds from issuance of share capital	--	--	--	--	1,072
Proceeds from exercise of options	3,432	2,473	745	5,905	2,303
Net cash provided by financing activities	3,432	2,473	745	5,905	3,375

Unrealized gain (loss) on marketable securities, net	9	(91)	(93)	(82)	(181)

Increase in cash, cash equivalents and marketable securities	12,557	7,163	8,253	19,720	16,064
Cash, cash equivalents and marketable securities at the beginning of the period	108,473	101,310	75,049	101,310	67,238
Cash, cash equivalents and marketable securities at the end of the period	$121,030	$108,473	$83,302	$121,030	$83,302